U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549
FORM 3
INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

1.  Name and Address of Reporting Person:    Louis M. Haynie
     2726 Wasatch Drive, #8, Salt Lake City, Utah 84108

2.  Date of Event Requiring Statement (Month/Date/Year): 10/28/02

3.  IRS or Social Security Number of Reporting Person (Voluntary):

4.  Issuer Name and Ticker or Trading Symbol: Amerityre Corporation (AMTY)

5.  Relationship of Reporting Person(s) to Issuer (Check all Applicable)
     (X) Director ( ) Officer, give title below ( ) 10% Owner ( ) Other
     Title:

6.  If Amendment, Date of Original (Month/Day/Year):

7.  Individual or Joint/Group Filing (Check Applicable Line)
     (X) Form filed by One Reporting Person
     ( ) Form filed by More than One Reporting Person

TABLE I - Non-Derivative Securities Beneficially Owned

1. Title of Security: Common Stock

2. Amount of Securities Beneficially Owned: 476,500

3. Ownership Form: Direct(D)or Indirect(I): (D)  474,500  (I)  2,000

4.  Nature of Indirect Beneficial Ownership: 2,000 shares owned by spouse

TABLE II - Derivative Securities Beneficially Owned

1. Title of Derivative Security: Option

2. Date Exercisable (Month/Day/Year): April 1, 2002
   Expiration Date(Month/Day/Year): April 1, 2005

3. Title:  Common Stock
   Amount of Securities Underlying Derivative Security (Amount of Number of shares): 200,000 shares

4. Conversion or Exercise Price of Derivative Security: $4.00 per share

5. Ownership Form of Derivative Security: Direct (D) or Indirect (I):  (D)

6. Nature of Indirect Beneficial Ownership:

Explanation of Responses: Amerityre filed a Form 8-A registration statement on October 28, 2002 pursuant to Section 12(g) of the Securities Exchange Act of 1934, as amended.

Signature of Reporting Person: /S/ Louis M. Haynie
Date: 10/9/02